1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

Great Basin Gold Announces Results for the Quarter Ended September 30, 2012
Updates Insolvency Proceedings and Strategic Review Process

November 15, 2012, Johannesburg, SA - Great Basin Gold Ltd. (“Great Basin Gold”), (NYSE MKT: GBG; JSE: GBG) announces results for the quarter ended September 30, 2012 and updates the previously announced insolvency proceedings and the strategic review process. This release should be read with the Company’s third quarter unaudited interim Financial Statements and Management Discussion & Analysis (MD&A), available at www.grtbasin.com and filed today on www.sedar.com.

Summary Operating Statistics Table:

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Recovered Au eqv oz	21,620	21,080	32,531	65,610	93,775
Au eqv oz sold	24,449	20,473	29,308	66,477	89,567
Realized Au eqv price	$1,572	$1,581	$1,593	$1,567	$1,449
Revenue (’000)	$38,436	$32,371	$46,673	$104,180	$129,754
Loss from operating activities (’000)	($16,268)	($19,641)	($8,000)	($43,559)	($1,569)
Net loss (’000)	($89,606)	($21,990)	($33,987)	($129,366)	($55,379)
Adjusted loss per share	($0.04)	($0.05)	($0.03)	($0.13)	($0.07)

Hollister

24,766 tonnes (Q2 2012:23,720 tonnes) were trial mined at the Company’s Hollister operation in Q3 2012 yielding 21,072 gold equivalent contained ounces1 (Q2 2012:14,857 Au eqv oz). Although tonnage mined remained below planned levels, an improved mining grade of 0.85 Au eqv oz/t (Q2 2012:0.63 Au eqv oz/t) resulted in an improvement in recovered metal of 16,319 Au eqv oz for the quarter (Q2 2012:14,688 Au eqv oz). The action plan to counter decreasing grade trends focussed on decreasing stope width and controlling dilution has resulted in an improvement in Q3 and more work remains to be done in this area.

The Esmeralda Mill processed 22,789 dry tonnes during the quarter (Q2 2012:25,811 tonnes) and during Q3 2012 achieved recoveries of 92% and 51% for gold and silver respectively (Q2 2012:90% Au and 59% Ag). Work on the acid wash and carbon regeneration circuit was completed during June, 2012 and all doré is now being poured on site.

19,392 Au eqv oz were sold during the quarter (Q2 2012:14,863 Au eqv oz) at cash costs per Au eqv oz for the quarter of $1,096 (Q2 2012:$983) and were negatively impacted by the lower mining grade achieved as well as lower than expected recoveries from the carbon-in-leach at the refinery.

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1 Metal prices used for Au eqv calculations are $1400 Au and $30 Ag.

Burnstone

Progress was made in Q3 2012 including completion of the permanent infrastructure and improvements to the temporary infrastructure which allowed for a marked improvement in production results until the suspension of development and production activities occurred in early September 2012.

A care and maintenance program was implemented at Burnstone following the suspension of production and development in order to preserve value of the asset and ensure minimal costs associated with production re-commencement. The care and maintenance team ensures the continuation of water reticulation and safeguarding of mine assets along with compliance with operational permits. Southgold, the legal entity which owns the Burnstone project, filed for Business Rescue proceedings on September 14, 2012 under the South African Companies Act and is now under management of the appointed Business Rescue Practitioner. Substantially all of the approximately 1,000 employees were laid off on September 17, 2012 and were paid required severance in compliance with South African labour law.

Financial Results and Insolvency Proceedings

The insolvency proceedings involving the Company and its subsidiaries include “Business Rescue” proceedings under the South African Companies Act as well as the Companies Creditors Arrangement Act (“CCAA”) filing in Canada, both of which occurred in September. These proceedings resulted in additional legal and other administrative costs and so had a negative impact on the Company’s financial results for the third quarter and which costs are ongoing.

In approving the third quarter results the Board of Directors again reviewed the Company’s status as a going concern in light of the Company’s insolvency and the creditor protection proceedings. The Board concluded that the Company can still be fairly characterized as a going concern so long as the strategic review and assets divestiture processes have not produced determinative evidence of asset impairment and creditors are awaiting the outcome of the process. Accordingly, the Company continues to carry assets at cost and did not record any asset impairment charges on its two principal projects (Burnstone and Hollister) in the third quarter. However, this conclusion is tentative and will have to be carefully monitored in the light of any purchase or partnering offers (or the absence of offers) which may be received and which individually or in aggregate are determinative that the near-term realizable value of one or both of these assets is materially below its carrying value. Other indicia might include, for example, a further downward revision in mineral reserves at either project or a significant change in estimated operating or restart costs. Hollister reserves were recently reviewed internally resulting in a write-down of reserves which was announced in September, and these reserves continue to be subject to further review so additional write-downs remain possible.

An impairment charge to the Tanzanian exploration properties of $25 million was recorded based on objective evidence that the fair value of the properties in the current environment is less than their carrying value. The initiation of the insolvency proceeding filings in South Africa and Canada resulted in defaults under the term loan facilities and Convertible Debentures (“CDs”) indentures, which required treatment of these liabilities as current with the remaining accretion charge of $23 million on the Company’s 2014 CDs accelerated and recognized during the quarter. The zero-cost-collar (“ZCC”) hedge program for Burnstone was early terminated by the hedge providers in October 2012, thereby realizing the already accrued loss of $25 million with the amount added to the Term loan.

Strategic Review Process and DIP Loan

In September, the Company was offered a $35 million debtor-in-possession (DIP) Loan from its existing term loan Lenders in order to fund an orderly wind-down at Burnstone and to pay down other pressing payables. The terms of the DIP Loan provided for a contingent cross-collateralization of the Lenders’ existing Burnstone Loan over the Company’s Hollister assets which could have resulted in circumstances where the Lenders’ Burnstone loan would have additional priority over the amounts owed to holders of the CDs. The DIP Loan collateralization issue resulted in a legal dispute between the Lenders and the CD holders, which had a negative impact on the asset sales process and resulted in additional legal costs. The Company is obligated to assume the legal costs of the Lenders and CD holders and the Company estimates that the professional fees of the parties which are being borne by the Company arising out of the insolvency to the date of the Company’s MD&A filing are in the $10 million range. The DIP Loan has been drawn down the extent of $19.7 million as of the date hereof and it remains in technical default because the inter-creditor settlement has not been signed as of the date hereof and for certain other events however the lenders have not taken any realization steps in furtherance of the default at this time but further draws under the DIP Loan may require resolution of the existing events of default.

An in-principle settlement agreement on the DIP Loan collateralization dispute appears to have been reached but the definitive settlement agreement currently remains in negotiation. The appointment of CIBC World markets to facilitate the recapitalization and/or sale process for the Nevada assets has been finalized and at the request of the Lenders, the Company agreed to the appointment of the South African branch of an international investment banker to facilitate the Burnstone sale process. The Company is currently working to finalize the scope and mandate of the second investment banker. A further requirement from the Lenders was that the executive management of the Company be replaced by an independent restructuring team to be appointed to manage the Company and its Nevada subsidiaries during the restructuring process. The Board has agreed in principle to the appointment of a restructuring team which will involve engaging a professional insolvency management company to perform the functions of a chief executive officer and chief financial officer through the strategic review process which is scheduled to end no later than March 31, 2013. The restructuring personnel will continue to report to the Board. The engagement of the professional restructuring firm is expected to be effective before November 30, 2012 to coincide with the departure of the current interim-CEO. The terms of engagement of the South African Business Rescue Practitioner also remain in negotiation at this time.

The Company’s current cash flow forecasts suggest that further funding of US$15 – 20 million will be required in addition to the DIP Loan by January 2013 to fund the associated professional costs of the process assuming no significant asset sales or other transaction completes before then. The Company and Lenders are currently discussing alternatives to bridge the potential funding short fall but there can be no assurances that a resolution for the shortfall will be found.

Lou van Vuuren
CEO (interim)

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Michael Curlook, Head of Investor Services at 1-888-633-9332.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the Company’s insolvency and related legal proceedings and need for near term financing uncertainties related to project realization values
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

There is currently no certainty that Southgold Exploration (Pty) Ltd will successfully emerge from business rescue proceedings or that Great Basin Gold Limited will emerge from CCAA and thereby prevent liquidation of these entities.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.